April 20, 2022	Joseph F. Leo direct phone: 515-242-246 direct fax: 515-323-856 email: joe.leo@brownwinick.com

VIA EDGAR

Division of Corporation Finance
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christina Chalk

Re:     Lincolnway Energy, LLC
Amendment No. 1 to Schedule 13E-3
Filed February 25, 2022
Filed by Lincolnway Energy, LLC
File No. 005-93581

Amendment No. 1 to Preliminary Proxy Statement
Filed February 25, 2022
File No. 000-51764

Dear Ms. Chalk:

On behalf of our client, Lincolnway Energy, LLC, an Iowa limited liability company (the “Company”), we are submitting the Company’s responses to the oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the Company on April 6, 2022, relating to the Company’s above-captioned Amended Schedule 13E-3 (“Schedule 13E-3/A”), the Company’s above-captioned amended preliminary proxy statement (the “Amended Preliminary Proxy Statement”), and the first comment letter received from the Staff on each, (the “Comment Letter”) on March 9, 2022. The Company is filing today via EDGAR Amendment No. 2 to the Company’s Preliminary Proxy Statement filed February 25, 2022 (“Amendment No. 2”).

Set forth below are the Company’s responses to the Staff’s oral comments. For convenience, the Staff’s comments are summarized below, followed by the Company’s response. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2. Capitalized terms used in the Company’s responses but not defined herein have the meanings specified in Amendment No. 2.

Additionally, we are sending, by email, a marked copy of Amendment No. 2 showing the changes to the Preliminary Proxy Statement.

The Company provides the following responses to the oral comments provided by the Staff on April 6, 2022.

Oral Comment 1: Please provide and supplement your responses to Comments no. 1, 5 and 9 of the Comment Letter and incorporate the responses into the Amended Preliminary Proxy Statement.

Comment Letter Comment No. 1: Summarize here all material changes in the rights of unitholders who will receive Class C and D Units, besides the limitations on their voting rights

Response for Comment No. 1:

The Company respectfully advises the Staff that four (4) rights of the Class C and Class D unitholders will change (i) the voting rights, (ii) transfer rights in the form of a Company right of first refusal, (iii) drag along rights and (iv) potential Company redemptions in the event of an involuntary transfer.

First, the voting rights; the Class C Units’ voting rights will be restricted to the election of certain directors, dissolution, and any amendments to the Proposed Operating Agreement that would modify the limited liability of the Class C members. The Class D Units’ voting rights will be restricted to voting only on the election of certain directors and any amendments to the Proposed Operating Agreement that would modify the limited liability of the Class D members. Class D unit holders will have no voting rights on a change of control. Second, any transfers by the Class C and Class D unit holders, along with the Common and Class B unitholders, will be subject to a right of first refusal by the Company. Third, the Class C and Class D unit holders, along with the Common and Class B unitholders will be subject to drag-along rights. In the event that a majority of the Class A Members, the Common Members, the Class B Members and the Class C Members voting as separate classes, propose to transfer their Units, all of the Units owed by all of the Company’s members must be sold in the transaction so long as the transaction is approved by the Directors. The Class D unit holders will not get a vote in this transaction. Fourth, any involuntary transfers, such as through the death of a member, by the Class C and Class D unit holders, along with the Common and Class B unitholders, will be subject to redemption by the Company. These distinctions have been further clarified on pages 9, 11, 20, 22, 26, 27 and 52 of Amendment No. 2.

Comment Letter Comment No. 5: Some unitholders will receive new units with restricted voting and other rights but will receive no compensation in the reclassification. Specifically address how the Board considered this fact in determining that the contemplated transaction is fair to those unitholders

Response for Comment No. 5:

The Company respectfully advises the Staff that it has supplemented its disclosure regarding the fairness of the transaction to those unitholders who will receive Class C and Class D units. The Proposed Operating Agreement only requires the Class A, Class B and Common unit holders to vote on certain actions of the Company, including the sale, lease or exchange of the Company, the merger of the Company, the issuance of any Units to any Director or officer of the Company in their individual capacity, or any other act or matter which the Operating Agreement expressly requires the unit holders to vote on. The Class C Members can vote on the dissolution of the Company while the Class D Members cannot. The Class C Members and Class D Members can both vote on any amendment to the Operating Agreement that would limit their limited liability. The Company has added the paragraph “the Directors understand that the Reclassification will restrict the voting rights of the Class C and Class D units, without providing those unitholders with any additional compensation. However, the Directors believe that the Class C and Class D units may be indirectly compensated through the potential increase to the value of their units due to (i) the decrease in expenses of the Company from deregistering with the SEC (ii) the potential for our employees to focus on long-term, rather than short-term, goals which may expand our business and (iii) our ability to use the information that we previously disclosed to our competitive advantage, rather than our competitors having access to this information.” on page 26 of Amendment No. 2.

Comment Letter Comment No. 9: See our last comment above regarding the need to explain the interrelationship between Proposals 1 and 2. Explain for the benefit of unitholders why you are separately seeking proxy authority to amend the operating agreement and for the reclassification itself (which is provided for under the terms of the amended operation agreement).

Response for Comment No. 9:

The Company respectfully advises the Staff that it has supplemented its disclosure regarding the importance of the vote for Reclassification on Amendment No. 2 on pages 5, 6, 13, 25, 29 and 54 by adding the paragraph “Our Directors are asking separately for the vote of the Proposed Operating Agreement (Proposal 1) and the Reclassification (Proposal 2), though the Reclassification could be effected solely through the approval of the Proposed Operating Agreement. The Directors believe that the Reclassification is an important unitholder matter and deserves separate distinct attention, given the impacts on our unitholders. The Directors, in the interest of fairness, want to make it explicitly clear the impacts that the Proposed Operating Agreement will have on the Company. The Proposed Operating Agreement and the Reclassification are conditioned on one another, unless the unitholders vote in favor of both proposals, both will fail.”

Oral Comment 2: Please point out in each response to the Comment Letter the pages and text in which the previous comments were responded to.

Response for Comment No. 1: The Company respectfully advises the staff that it’s response to Comment No. 1 was addressed by adding a table which describes the differences between the Existing and Proposed Operating Agreement on pages 51 and 52 of the Amended Preliminary Proxy Statement (pages 52 and 53 of Amendment No. 2). A discussion around the differences in the features of Common, Class A, B, C and D Units can also be found on page 30 of Amendment No. 2 which outlines in tabular format, the differences between the rights for each class of Unit. Further, the Company has supplemented their disclosure to identify the additional right of first refusal and drag along restrictions to the Class C and Class D Units on pages 9, 11, 20, 22, 26, 27 and 52 of Amendment No. 2.

Response for Comment No. 2: The Company respectfully advises the staff that it’s response to Comment No. 2 was addressed by adding the word “any” on pages 8, 9, 10, 20 and 52 of the Amended Preliminary Proxy Statement (pages 9, 11, 20 and 53 of Amendment No. 2) to clarify that the Class C members and Class D members would have the right to vote on any amendment to the Operating Agreement of the Company that would modify their limited liability and that their limited liability would not be modified.

Response for Comment No. 3: The Company respectfully advises the staff that it supplemented its Financial Information disclosure and gave reasons why it did not include pro forma financial information to contemplate the reclassification due to the savings of $480,000 on pages 13, 14 and 15 of the Amended Preliminary Proxy Statement (pages 13, 14 and 15 of Amendment No. 2).

Response for Comment No. 4: The Company respectfully advises the Staff that it provided the information required by Item 1010(c) of Regulation M-A on page 14 and 15 of the Amended Preliminary Proxy Statement (pages 14 and 15 of Amendment No. 2).

Response for Comment No. 5: The Company respectfully advises the Staff that it supplemented its disclosure on page 19 of the Amended Preliminary Proxy Statement that the Board of the Company, in considering both the substantive and procedural fairness of the Reclassification considered the impacts to liquidity and transferability on all the units. Further, the Company has added the paragraph “the Directors understand that the Reclassification will restrict the voting rights of the Class C and Class D units, without providing those unitholders with any additional compensation. However, the Directors believe that the Class C and Class D units may be indirectly compensated through the potential increase to the value of their units due to (i) the decrease in expenses of the Company from deregistering with the SEC (ii) the potential for our employees to focus on long-term, rather than short-term, goals which may expand our business and (iii) our ability to use the information that we previously disclosed to our competitive advantage, rather than our competitors having access to this information.” on page 26 of Amendment No. 2.

Response for Comment No. 6: The Company respectfully advises the Staff that its response to Comment No. 6 was addressed by adding that Proposal 1 is conditioned on the approval of Proposal 2 and Proposal 1 is conditioned on the approval of Proposal 2 on pages 52, 53, 54 and the Form of Proxy Card of the Amended Preliminary Proxy Statement. Further, the sentence “The Proposed Operating Agreement and the Reclassification are conditioned on one another, unless the unitholders vote in favor of both proposals, both will fail.” has been added to Amendment No. 2 on pages 5, 6, 13, 25, 29 and 54.

Response for Comment No. 7: The Company respectfully advises the Staff that its response to Comment No. 7 was addressed by removing the words “among others” from pages 3, 5, 7, 13, 35, 36, and the Form of Proxy Card in the Amended Preliminary Proxy Statement (pages 3, 5,7,13, 36, 37 and the Form of Proxy Card in Amendment No. 2).

Response for Comment No. 8: The Company respectfully advises the Staff that it added sections for each Proposal starting on page 51 of the Amended Preliminary Proxy Statement and starting on page 52 of Amendment No. 2.

Response for Comment No. 9: The Company respectfully advises the Staff that it has supplemented its disclosure regarding the importance of the vote for Reclassification on Amendment No. 2 on pages 5, 6, 13, 25, 29 and 54 by adding the paragraph “Our Directors are asking separately for the vote of the Proposed Operating Agreement (Proposal 1) and the Reclassification (Proposal 2), though the Reclassification could be effected solely through the approval of the Proposed Operating Agreement. The Directors believe that the Reclassification is an important unitholder matter and deserves separate distinct attention, given the impacts on our unitholders. The Directors, in the interest of fairness, want to make it explicitly clear the impacts that the Proposed Operating Agreement will have on the Company. The Proposed Operating Agreement and the Reclassification are conditioned on one another, unless the unitholders vote in favor of both proposals, both will fail.”

Response for Comment No. 10: The Company respectfully advises the Staff that it has removed the sentence “Because the transaction will affect unit holders differently only to the extent that some will receive Class C Units in the Reclassification, some will receive Class D Units and some will retain their units as Common, Class A or Class B Units, these are the only groups of unit holders for which the Board considered the relative fairness and the potential effects of the Reclassification.” on page 19 of Amendment No. 2 as the discussion includes the impact on all of the unitholders. Further, the Company has added further disclosure in Amendment No. 2 above in response to Comment No. 1 in the Comment Letter regarding the fairness of the transaction specifically for the Class C unitholders and the Class D unitholders.

Please do not hesitate to contact the undersigned at (515) 242-2462 or joe.leo@brownwinick.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Joseph F. Leo
Joseph F. Leo